SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BALLY’S CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05875B106

(CUSIP Number of Class of Securities)

Robert Lavan
Executive Vice President and Chief Financial Officer
Bally’s Corporation
100 Westminster Street
Providence, Rhode Island 02903
(401) 475-8474
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Robert A. Profusek

Rory T. Hood
Jones Day

250 Vesey Street
New York, New York 10281
(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission by Bally’s Corporation (“Bally’s”), on June 24, 2022, to purchase for cash its common shares, par value $0.01 per share (“Shares”), for an aggregate purchase price of not more than $190 million, at a per Share purchase price of not less than $19.25 nor greater than $22.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase dated June 24, 2022 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment amends and supplements the Schedule TO and the Offer to Purchase. Only items amended are reported in this Amendment and except as provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. Capitalized terms used but not otherwise defined herein have the respective meanings given to them in the Offer to Purchase.

Item 4.	Terms of the Transaction.

(b)   The information regarding purchases from officers, directors and affiliates of Bally’s set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 — Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is hereby amended and supplemented by adding the following:

On July 14, 2022, Standard RI Ltd. (“Standard General”) informed Bally’s that it will tender 360,000 Shares pursuant to the Offer. In addition, Marc Crisafulli, Bally’s Executive Vice President, Government Relations, Legal and Regulatory, informed Bally’s that he will tender 20,363 Shares pursuant to the Offer. Bally’s other directors and executive officers have informed Bally’s that they do not intend to tender their Shares in the Offer. Each of Standard General and Mr. Crisafulli will tender the subject Shares at the Purchase Price determined pursuant to the Offer. Accordingly, the Purchase Price in the Offer will be calculated without regard to the Shares tendered by Standard General, Mr. Crisafulli or any other tendering Shareholder that elects to tender under the option for “Shares Tendered at Price Determined Pursuant to Offer.” The proration factor will be calculated based on all Shares tendered and not validly withdrawn in the Offer at or below the Purchase Price, including shares tendered by Standard General, Mr. Crisafulli and other Shareholders that elect to tender under the option for “Shares Tendered at Price Determined Pursuant to Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALLY’S CORPORATION

By:	/s/ Robert M. Lavan
Robert M. Lavan
Executive Vice President and Chief Financial Officer

Date: July 14, 2022

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